UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2025

Jeremy Spivey
Chief Executive Officer
Civil Infrastructure Group Inc.
100 E. Six Forks Road, #300
Raleigh, North Carolina 27609

**Re: Civil Infrastructure Group Inc.
Amended Draft Registration Statement on Form S-1
Submitted September 16, 2025
CIK No. 0002079999**

Dear Jeremy Spivey:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 8, 2025 letter.

Amendment to Draft Registration Statement on Form S-1 filed September 16, 2025

Summary Historical and Pro Forma Financial and Other Data, page 17

1. We note your response to our prior comment 7 and your calculations of gross profit and adjusted gross profit. Please ensure that the gross profit amounts on page 18 are consistent with the amounts on page 76.

Our principal asset upon completion of the offering ..., page 38

2. Please revise disclosure in this risk factor for consistency with disclosure on page 116 regarding Cardinal's distributions to its members. Specifically, clarify which amounts will be distributed on a pro rata basis among you and the Continuing Equity Holders

and which will be distributed on a non-pro rata basis. In this regard, we note that payments under the Tax Receivable Agreement are grouped together with both pro rata taxable income allocations and non-pro rata operating expenses as described at the bottom of page 38. In addition, in connection with prior comment 18 and your revised disclosure on page 116, please also clarify if true that the receipt by the Continuing Equity Holders of a portion of the pro rata distribution from Cardinal in respect of the Tax Receivable Agreement does not impact or offset the amount of the payment that you will be required to make to Continuing Equity Holders under the Tax Receivable Agreement.

Capitalization, page 55

3. We note you have populated the first column in your capitalization table. Please revise the amount of total capitalization for accuracy, or advise.

Index to Financial Statements, page F-1

4. We note your response to our prior comment 19. We further note your reference to a $40 million acquisition of an unidentified entity on page 53. Please tell us if you consider this newly referenced acquisition to be probable, and tell us how you made your determination. To the extent you determine this newly reference acquisition to be probable, please tell us how such acquisition impacts your significance tests. Reference is made to Rule 3-05 and Article 11 of Regulation S-X.

Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Edward Best, Esq.